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[LOGO OF JEFFERSON PILOT FINANCIAL]
JEFFERSON PILOT FINANCIAL INSURANCE COMPANY,
One Granite Place, P.O. Box 515, Concord, New Hampshire 03302


                       SPECIFIED INSURED TERM RIDER (SITR)

EFFECTIVE DATE -

This Rider is part of the policy to which it is attached. It takes effect on the Policy Date of the policy unless a later Effective Date is shown above. A Rider Year is the twelve month period measured from the Policy Date unless a later Effective Date is shown. Each twelve month period thereafter makes up the next Rider Year. The Suicide and Incontestability periods are measured from the Effective Date of the Rider. In this Rider, "We", "Us", or "Our" means Jefferson Pilot Financial Insurance Company; "You" means the Owner of the policy; and "Specified Insured" means the person named on Page 3 of the policy.

CONSIDERATION - In return for payment of the monthly deductions and receipt of any application for the Rider, We will provide the benefit described in the Rider.

BENEFIT - Upon receipt of due proof that the Specified Insured as shown on Page 3 has died while the Rider is in force, We will pay the named Beneficiary the amount of insurance in force under the Rider on the date of death of the Specified Insured.

AMOUNT OF INSURANCE - The amount of insurance under the Rider is the SITR Rider Amount shown on Page 3 of the policy.

MONTHLY DEDUCTION - The monthly deduction for the Rider will be (a), multiplied by (b), divided by $1,000, where:

(a)  is the monthly cost of insurance rate for the Rider; and

(b)  is the SITR Rider Amount shown on Page 3 of the policy.

COST OF INSURANCE RATES - The monthly cost of insurance rate for the Rider is based on the Rider Year, issue age, sex and rating class of the Specified Insured. Monthly cost of insurance rates will be determined by Us based upon future expectations including charges for mortality experience, a provision for amortization of sales charges, reinsurance costs and other administrative charges. Any change in cost of insurance rates will be based upon changes in future expectations as to mortality experience, persistency, expenses (including reinsurance costs) and taxes. Any change in cost of insurance rates will apply to all Insureds of the same age, class or classes and duration. The cost of insurance rates can never be greater than those shown in the Table of Monthly Guaranteed Cost of Insurance Rates for SITR Rider on Page 3 of the policy. Such guaranteed maximum rates are based on the 1980 CSO Male or Female, Smoker or Non-Smoker Mortality Table with 10 Year Select Factors, with appropriate increases for rated risks.

TERMINATION - The Rider will cease as soon as one of the following occurs:

(1) The monthly deduction for the Rider remains unpaid at the end of the Grace Period as defined in the policy;

(2)  The policy is surrendered or otherwise terminated;

(3)  Upon the Specified Insured's Attained Age 100;

(4)  We receive Your written request to terminate the Rider.



/s/ [ILLEGIBLE]                                                /s/ [ILLEGIBLE]
Chief Executive Officer                                        Secretary


SITR 2855